EXHIBIT 4.3

DESCRIPTION OF CAPITAL STOCK

Unless otherwise indicated or unless the context requires otherwise, all references in this document to “Columbia,” “our” or similar references mean Columbia Banking System, Inc.

The following summary description of our common stock is based on the provisions of our Amended and Restated Articles of Incorporation, as amended (the “Articles of Incorporation”) and Amended and Restated Bylaws (the “Bylaws”). This description is not complete and is subject to, and is qualified in its entirety by reference to, our Articles of Incorporation, Bylaws (each of which are filed as exhibits to this and/or future annual reports) and the Washington Business Corporation Act.

Common Shares

Columbia’s capital stock that is registered consists of common shares, no par value per share.

General

The holders of Columbia common shares have one vote per share on all matters submitted to a vote of Columbia’s shareholders. There are no cumulative voting rights for the election of directors. Holders of common shares are entitled to receive ratably such dividends as may be declared by the board of directors out of legally available funds, subject to preferences that may be applicable to any outstanding series of preferred stock. In the event of a liquidation, dissolution or winding up of Columbia, the holders of common shares are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred shares. Holders of Columbia common shares have no preemptive, subscription, redemption, sinking fund or conversion rights.

Dividends

The holders of Columbia common shares are entitled to receive dividends declared by Columbia’s board of directors out of funds legally available therefor. Holders of preferred shares and debt securities, however, have a priority right to distributions and payment over Columbia common shares. Columbia’s ability to pay dividends depends on the amount of dividends paid by Columbia’s subsidiaries. The payment of dividends is subject to government regulation, in that regulatory authorities may prohibit banks and bank holding companies from paying dividends in a manner that would constitute an unsafe or unsound banking practice. In addition, a bank may not pay cash dividends if doing so would reduce the amount of its capital below that necessary to meet minimum regulatory capital requirements. State laws also limit a bank’s ability to pay dividends. Accordingly, the dividend restrictions imposed on Columbia’s subsidiaries by statute or regulation effectively may limit the amount of dividends Columbia can pay.

Effects of Certain Provisions in Our Articles and Bylaws on Change in Control

Some provisions of our Articles of Incorporation and Bylaws may be deemed to have an effect of delaying, deferring or preventing a change in control of Columbia and that would operate only with respect to an extraordinary corporate transaction involving Columbia (or any of its subisidiaries), such as a merger, reorganization, tender offer, sale or transfer of substantially all of its assets or liquidation. These provisions include:

Preferred Stock Authorization. Our board of directors, without shareholder approval, has the authority under our Articles of Incorporation to issue 2,000,000 shares of preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock, while not intended as a defensive measure against changes in control, could be issued quickly and easily, could adversely affect the rights of holders of common stock and could be issued with terms calculated to delay or prevent a change in control of Columbia or make removal of management more difficult.

Articles of Incorporation Limitation on Business Combinations. Our Articles of Incorporation include certain provisions that could make more difficult the acquisition of Columbia by means of a tender offer, a proxy contest, merger or otherwise. These provisions include: (a) certain non-monetary factors that the Columbia board of directors may consider when evaluating a takeover offer, as described below, and (b) a requirement that any “Business Combination” (as defined in the Articles of Incorporation) be approved by the affirmative vote of no less than 66 2/3% of the total shares attributable to persons other than a “Control Person” (as defined in the Articles of Incorporation) (such vote, a “Super-Majority”), unless certain conditions are met.

Columbia’s Articles of Incorporation allow the Columbia board of directors to consider non-monetary factors in evaluating certain takeover bids. Specifically, the Articles of Incorporation allow the board of directors, in determining what is in the best interests of Columbia and its shareholders, to consider all relevant factors, including, without limitation, the social and economic effects on its employees, customers, suppliers and other constituents of Columbia and its subsidiaries and on the communities in which Columbia and its subsidiaries operate or are located.

The requirement for Super-Majority approval of certain business transactions does not apply if the Columbia board of directors has approved the transaction or if certain other conditions are satisfied relating to non-discrimination among shareholders, receipt of fair value and the mailing of a proxy statement responsive to the requirements of the Securities Exchange Act of 1934, as amended, to Columbia’s public shareholders.

Amendment of Articles of Incorporation and Bylaws. The provisions of Article 9 of Columbia’s Articles of Incorporation, relating to Business Combinations as described above, may not be amended or repealed without the affirmative vote of holders of not less than 66 2/3% of Columbia’s outstanding voting stock. The Columbia board of directors may make certain amendments to the Articles of Incorporation without shareholder approval. The Columbia board of directors may, by a majority vote, amend or repeal Columbia’s Bylaws.

Proposals and Nominations. The Bylaws provide that no nominations for director of Columbia by any person other than the Columbia board of directors or any committee thereof may be presented to any meeting of stockholders unless the person making the nomination is a record stockholder and has timely delivered a written notice to the Secretary of Columbia (the “Secretary”) which complies with the information requirements contained in the Bylaws. In general, to be timely notice must be received by the Secretary during the period beginning 150 days and ending 120 days before the anniversary of the last annual meeting. However, if the date of the upcoming annual meeting is more than 30 days before or more than 60 days after the anniversary of the last annual meeting, notice must be received by the Secretary during the period beginning 150 days before the upcoming annual meeting and ending on the later of 120 days before the upcoming annual meeting or, if the first public announcement of the date of the upcoming annual meeting is less than 100 days prior to the date of such annual meeting, 10 days after the first public announcement of such meeting date.